Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

FEBRUARY 28, 2026 AND 2025

(Expressed in thousands of Canadian Dollars unless otherwise stated)

GOLDMINING INC.

Condensed Consolidated Interim Statements of Financial Position

As at February 28, 2026 and November 30, 2025

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at February 28,	As at November 30,
	Notes	2026	2025
		($)	($)
Assets
Current assets
Cash and cash equivalents	3	26,106	24,937
Restricted cash		-	60
Restricted deposits	4	1,309	-
Income taxes receivable		339	158
Prepaid expenses and deposits		766	555
Short-term investments	5	26,480	1,383
Other assets		495	491
		55,495	27,584
Non-current assets
Reclamation deposits		494	494
Exploration and evaluation assets	6	57,265	57,998
Land, property and equipment	7	3,086	2,953
Investment in joint venture		637	629
Long-term investments	8	137,241	148,303
		254,218	237,961

Liabilities
Current liabilities
Accounts payable and accrued liabilities		2,227	2,171
Due to joint venture		29	29
Due to related parties	12	24	268
Lease liabilities		102	100
Income taxes payable		89	89
Withholding taxes payable		247	253
		2,718	2,910
Non-current liabilities
Lease liabilities		173	199
Rehabilitation provisions		1,326	1,327
Deferred tax liability		5,852	3,926
		10,069	8,362

Equity
Issued capital	9	223,792	214,387
Reserves	9	15,278	14,786
Share issuance obligation		142	498
Accumulated deficit		(13,272)	(7,703)
Accumulated other comprehensive income		15,695	4,825
Total equity attributable to shareholders of the Company		241,635	226,793
Non-controlling interests	10	2,514	2,806
		244,149	229,599
		254,218	237,961

Commitments (Note 14)

Approved and authorized for issue by the Board of Directors on April 10, 2026.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
For the three months ended February 28, 2026 and 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months ended
		February 28,
	Notes	2026	2025
		($)	($)
Operating expenses
Consulting fees		108	68
Depreciation	7	89	88
Directors' fees, employee salaries and benefits	12	813	595
Exploration expenses	6	1,578	531
General and administrative		2,187	2,018
Professional fees		647	951
Share-based compensation	9, 10	1,863	1,097
Share of loss in associate		-	232
Share of loss on investment in joint venture		-	5
		7,285	5,585
Operating loss		(7,285)	(5,585)

Other items
Interest income		223	86
Other expenses		(17)	(15)
Net foreign exchange gain (loss)		(420)	44
Net loss for the period before taxes		(7,499)	(5,470)
Current income tax recovery		-	117
Deferred income tax recovery		253	462
Net loss for the period		(7,246)	(4,891)

Attributable to:
Shareholders of the Company		(6,641)	(4,546)
Non-controlling interests		(605)	(345)
Net loss for the period		(7,246)	(4,891)

Other comprehensive income (loss)
Items not subsequently reclassified to net income or loss:
Unrealized gain on short-term investments	5	302	8
Unrealized gain on long-term investments	8	13,733	3,444
Deferred tax expense on investments		(2,222)	(465)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		(1,007)	2,125
Total comprehensive income for the period		3,560	221

Attributable to:
Shareholders of the Company		4,229	522
Non-controlling interests	10	(669)	(301)
Total comprehensive income for the period		3,560	221

Net loss per share, basic and diluted		(0.03)	(0.02)

Weighted average number of shares outstanding, basic and diluted		211,811,720	195,162,830

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended February 28, 2026 and 2025
(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

							Accumulated	Attributable
					Share		Other	to Shareholders	Non-
		Number of	Issued		Issuance		Comprehensive	of the	Controlling
	Notes	Shares	Capital	Reserves	Obligation	Deficit	Income (Loss)	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2024		194,740,857	190,785	14,050	91	(4,436)	(86,731)	113,759	1,402	115,161
Restricted share rights vested	9	75,899	93	(205)	112	-	-	-	-	-
US GoldMining
Options exercised		-	-	-	-	(2)	-	(2)	2	-
At-the-Market offering:
Common shares issued for cash		-	-	-	-	142	-	142	39	181
Agents' fees and issuance costs		-	-	-	-	(4)	-	(4)	(1)	(5)
At-the-Market offering:
Common shares issued for cash	9	1,118,400	1,286	-	-	-	-	1,286	-	1,286
Agents' fees and issuance costs		-	(32)	-	-	-	-	(32)	-	(32)
Share-based compensation	9	-	-	739	-	291	-	1,030	67	1,097
Other comprehensive income		-	-	-	-	-	5,068	5,068	44	5,112
Net loss for the period		-	-	-	-	(4,546)	-	(4,546)	(345)	(4,891)
Balance at February 28, 2025		195,935,156	192,132	14,584	203	(8,555)	(81,663)	116,701	1,208	117,909
Options exercised	9	656,751	956	(512)	-	-	-	444	-	444
Restricted share rights vested	9	368,545	462	(757)	295	-	-	-	-	-
US GoldMining
Options exercised		-	-	-	-	(1)	-	(1)	1	-
Restricted share rights vested		-	-	-	-	(3)	-	(3)	3	-
At-the-Market offering:
Common shares issued for cash		-	-	-	-	9,793	-	9,793	3,147	12,940
Agents' fees and issuance costs		-	-	-	-	(266)	-	(266)	(80)	(346)
At-the-Market offering:
Common shares issued for cash	9	11,915,093	20,033	-	-	-	-	20,033	-	20,033
Agents' fees and issuance costs		-	(501)	-	-	-	-	(501)	-	(501)
Common shares issued in flow-through share financing		373,135	399	-	-	-	-	399	-	399
Share-based compensation	9	-	-	1,471	-	314	-	1,785	84	1,869
Deferred tax benefits of share issuance costs		-	906	-	-	-	-	906	-	906
Transfer of OCI to accumulated- deficit upon disposal of investment		-	-	-	-	(53)	53	-	-	-
Other comprehensive income (loss)		-	-	-	-	-	86,435	86,435	(48)	86,387
Net loss for the period		-	-	-	-	(8,932)	-	(8,932)	(1,509)	(10,441)
Balance at November 30, 2025		209,248,680	214,387	14,786	498	(7,703)	4,825	226,793	2,806	229,599
Options exercised	9	25,962	24	(24)	-	-	-	-	-	-
Restricted share rights vested	9	195,329	232	(325)	(356)	-	-	(449)	-	(449)
US GoldMining
Warrants exercised		-	-	-	-	3	-	3	1	4
Restricted share rights vested		-	-	-	-	(3)	-	(3)	3	-
At-the-Market offering:
Common shares issued for cash	10	-	-	-	-	309	-	309	127	436
Agents' fees and issuance costs	10	-	-	-	-	(10)	-	(10)	(3)	(13)
At-the-Market offering:
Common shares issued for cash	9	4,287,500	9,319	-	-	-	-	9,319	-	9,319
Agents' fees and issuance costs	9	-	(233)	-	-	-	-	(233)	-	(233)
Share-based compensation	9, 10	-	-	841	-	773	-	1,614	249	1,863
Deferred tax benefits of share issuance costs		-	63	-	-	-	-	63	-	63
Other comprehensive income (loss)		-	-	-	-	-	10,870	10,870	(64)	10,806
Net loss for the period		-	-	-	-	(6,641)	-	(6,641)	(605)	(7,246)
Balance at February 28, 2026		213,757,471	223,792	15,278	142	(13,272)	15,695	241,635	2,514	244,149

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended February 28, 2026 and 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended
	February 28,
	2026	2025
	($)	($)
Operating activities
Net loss for the period	(7,246)	(4,891)
Adjustments for non-cash items:
Depreciation	89	88
Share-based compensation	1,863	1,097
Share of loss in associate	-	232
Deferred income tax recovery	(253)	(462)
Others	17	22
Net changes in non-cash working capital items:
Other assets	(4)	(20)
Incomes taxes receivable	(181)	-
Prepaid expenses and deposits	(211)	(283)
Accounts payable and accrued liabilities	(233)	369
Incomes taxes payable	-	(58)
Due to related parties	(244)	(253)
Cash used in operating activities	(6,403)	(4,159)

Investing activities
Payments for restricted deposits	(1,309)	-
Cash used in investing activities	(1,309)	-

Financing activities
Net proceeds from At-the-Market offering, net of issuance costs	9,086	1,254
Net proceeds from US GoldMining At-the-Market offering, net of issuance costs	423	176
Proceeds from US GoldMining warrant exercises, net of issuance costs	4	-
Cash paid for withholding taxes on restricted share rights vested	(449)	-
Payment of lease liabilities	(30)	(30)
Cash generated from financing activities	9,034	1,400

Effect of exchange rate changes on cash	(213)	111

Net increase (decrease) in cash and cash equivalents and restricted cash	1,109	(2,648)
Cash and cash equivalents and restricted cash
Beginning of period	24,997	12,002
End of period	26,106	9,354

Supplemental cash flow disclosure:
Purchase of equipment included in accounts payable	288	-
Cash paid for income taxes	109	-

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. was incorporated under the Business Corporations Act (British Columbia) on September 9, 2009, and continued under the Canada Business Corporations Act (Canada) on December 6, 2016. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

On April 24, 2023, the Company's majority owned, Nevada domiciled subsidiary, U.S. GoldMining Inc. ("U.S. GoldMining"), completed its initial public offering (the "Offering") (Note 10.1). U.S. GoldMining owns the Whistler Project located in Alaska, U.S.A. and its common shares and warrants (the "U.S. GoldMining Shares" and "U.S. GoldMining Warrants") are listed on the Nasdaq Capital Market ("Nasdaq") under the symbols "USGO" and "USGOW", respectively.

2.	Basis of Preparation

2.1	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in Note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2025 and 2024. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three months ended February 28, 2026, were authorised for issue by the Company's Board of Directors on April 10, 2026.

2.2	Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make accounting policy judgments, make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

2.3	New Accounting Standards Issued but not effective

The following are amendments to the accounting standards that have been issued but are not mandatory for the current period and have not been early adopted by the Company:

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments. In May 2024, the International Accounting Standards Board ("IASB") issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

3.	Cash and Cash Equivalents

	February 28,	November 30,
	2026	2025
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	2,495	4,396
Term deposits	23,611	20,541
Total	26,106	24,937

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

4.	Restricted deposits

	February 28,	November 30,
	2026	2025
	($)	($)
Restricted deposits consists of:
Guaranteed investment certificate	1,250	-
Term deposits held as security for corporate credit cards	59	-
Total	1,309	-

On January 19, 2026, a subsidiary of the Company entered into a $1,250 credit facility with The Toronto-Dominion Bank, secured by a one-year cashable guaranteed investment certificate. Subsequently, on February 20, 2026, the subsidiary issued an irrevocable letter of credit in the amount of $985 to the Minister of Crown Indigenous Relations and Northern Affairs Canada in connection with the receipt of certain land use and water permits for the Yellowknife Gold Project.

5.	Short-term investments

As of February 28, 2026, the Company's short-term investments consist of equity securities held in NevGold Corp. ("NevGold"), Galleon Gold Corp. ("Galleon") and Australian Mines Limited ("AUZ") measured at FVTOCI. Short-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

During the year ended November 30, 2025, the Company received 84,429,563 in ordinary shares of AUZ ("AUZ Shares") with an initial fair value of $607, pursuant to an earn-in agreement with AUZ relating to the Company's Boa Vista Project.

The following tables outline the movement of the Company's short-term investments during the three months ended February 28, 2026, and year ended November 30, 2025:

	As at February 28,	As at November 30,			As at February 28,
	2026	2025			2026
	Number of shares	Fair value ($)	Unrealized Gains (FVTOCI) ($)	Reclassified from long-term investments ($)	Fair Value ($)
Investment in AUZ	84,429,563	1,313	253	-	1,566
Investment in Galleon	100,000	70	49	-	119
Investment in NevGold(1)	19,073,350	-	-	24,795	24,795
		1,383	302	24,795	26,480

	As at November 30,	As at November 30,			As at November 30,
	2025	2024			2025
	Number of shares	Fair value ($)	Additions ($)	Unrealized Gains (FVTOCI) ($)	Fair Value ($)
Investment in AUZ	84,429,563	-	607	706	1,313
Investment in Galleon	100,000	18	-	52	70
		18	607	758	1,383

(1) On February 28, 2026, investment in NevGold with a fair value of $24,795 (Note 8) was reclassified from long-term investments to short-term investments. However, subject to certain customary exceptions, the NevGold Shares remain subject to a hold period until February 27, 2027

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6.	Exploration and Evaluation Assets

	For the three months ended
	February 28,
	2026	2025
	($)	($)

Balance at the beginning of period	57,998	56,547
Change in reclamation estimate	(1)	(8)
Foreign currency translation adjustments	(732)	1,767
Balance at the end of period	57,265	58,306

Exploration and evaluation assets on a project basis are as follows:

	February 28,	November 30,
	2026	2025
	($)	($)
La Mina	15,329	15,695
Titiribi	12,239	12,531
Yellowknife	7,418	7,419
Crucero	7,279	7,452
Cachoeira	6,255	6,171
São Jorge	5,270	5,199
Yarumalito	1,695	1,733
Whistler	1,078	1,104
Surubim	258	254
Batistão	237	234
Montes Áureos and Trinta	180	178
Rea	27	28
Total	57,265	57,998

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Exploration Expenses

Exploration expenditures on a project basis for the periods indicated are as follows:

	For the three months ended
	February 28,
	2026	2025
	($)	($)
São Jorge	617	156
Whistler	493	144
Titiribi	154	109
Yellowknife	121	22
Yarumalito	72	26
Crucero	63	1
La Mina	50	43
Rea	5	20
Cachoeira	3	10
Total	1,578	531

7.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2024	1,107	2,433	217	451	398	623	5,229
Disposition	-	-	(1)	-	-	-	(1)
Impact of foreign currency translation	(3)	(6)	6	4	2	-	3
Balance at November 30, 2025	1,104	2,427	222	455	400	623	5,231
Additions	-	-	-	-	190	98	288
Impact of foreign currency translation	(26)	(57)	-	(4)	(10)	(15)	(112)
Balance at February 28, 2026	1,078	2,370	222	451	580	706	5,407

Accumulated Depreciation
Balance at November 30, 2024	-	947	206	83	271	422	1,929
Depreciation	-	160	5	91	30	60	346
Disposition	-	-	(1)	-	-	-	(1)
Impact of foreign currency translation	-	(5)	6	1	2	-	4
Balance at November 30, 2025	-	1,102	216	175	303	482	2,278
Depreciation	-	38	1	23	7	20	89
Impact of foreign currency translation	-	(26)	(1)	(2)	(6)	(11)	(46)
Balance at February 28, 2026	-	1,114	216	196	304	491	2,321

Net Book Value
At November 30, 2025	1,104	1,325	6	280	97	141	2,953
At February 28, 2026	1,078	1,256	6	255	276	215	3,086

8.	Long-term Investments

As of February 28, 2026, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC") measured at FVTOCI. Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Refer to tables below for movement in long-term investments measured at FVTOCI.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

During the year ended November 30, 2025, the Company's investment in NevGold was reclassified from investment in associate to investment measured through FVTOCI.

The following tables outline the movement of the Company's long-term investments during the three months ended February 28, 2026, and year ended November 30, 2025:

	As at February 28,	As at November 30,			As at February 28,
	2026	2025			2026
	Number of shares	Fair value ($)	Unrealized Gains (FVTOCI) ($)	Reclassified to short-term invesmtnets ($)	Fair Value ($)
Investment in GRC	21,533,125	132,091	5,150	-	137,241
Investment in NevGold(1)	-	16,212	8,583	(24,795)	-
		148,303	13,733	(24,795)	137,241

	As at November 30,	As at November 30,				As at November 30,
	2025	2024				2025
	Number of shares	Fair value ($)	Additions ($)	Disposals ($)	Unrealized Gains (FVTOCI) ($)	Fair Value ($)
Investment in GRC	21,533,125	38,906	-	-	93,185	132,091
Investment in NevGold	19,073,350	-	5,982	(875)	11,105	16,212
		38,906	5,982	(875)	104,290	148,303

(1) On February 28, 2026, investment in NevGold with a fair value of $24,795 (Note 5) was reclassified from long-term investments to short-term investments.

9.	Share Capital

9.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Programs

On December 20, 2024, the Company entered into a new ATM Program (the "2024 ATM Program") which replaced the 2023 ATM program which expired on December 31, 2024 in accordance with its terms. Pursuant to the 2024 ATM Program, the Company could distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the 2024 ATM Program, if any, could be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated December 20, 2024. Unless earlier terminated by the Company or the agents as permitted therein, the 2024 ATM Program was to terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2024 ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 24, 2025.

On December 8, 2025, the Company entered into a new ATM Program (the "2025 ATM Program") which replaced the 2024 ATM program which expired on December 24, 2025 in accordance with its terms. Pursuant to the 2025 ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the 2025 ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated December 8, 2025. Unless earlier terminated by the Company or the agents as permitted therein, the 2025 ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2025 ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 8, 2026.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

During the three months ended February 28, 2025, the Company issued 1,118,400 common shares under the 2024 ATM Program for gross proceeds of $1,286, with aggregate commissions paid to agents of $32.

During the three months ended February 28, 2026, the Company issued 4,287,500 common shares under the 2025 ATM Program for gross proceeds of $9,319, with aggregate commissions paid to agents of $233.

Flow-Through Share Financing

On June 6, 2025, the Company completed a non-brokered private placement of 373,135 common shares, which qualify as flow-through shares within the meaning of the Income Tax Act (Canada) (each a "FT Share") at a price of $1.34 per FT Share for gross proceeds of $500.  The Company used an amount equal to the gross proceeds from the sale of the FT Shares to incur eligible Canadian exploration expenses that qualify as flow-through mining expenditures, as such terms are defined in the Income Tax Act (Canada) ("Qualifying Expenditures") in relation to the Company's Yellowknife Gold Project, on or before December 31, 2025.

A fair value of $101 was assigned to the flow-through premium liability based on the residual value method. The Company recognized a flow-through recovery of $101 associated with eligible exploration expenditures during the year ended November 30, 2025. As of November 30, 2025 and February 28, 2026, the remaining flow-through premium liability is $nil.

9.2	Reserves

	Restricted Share Rights ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2024	18	10,491	3,541	14,050
Restricted share rights vested	(205)	-	-	(205)
Share-based compensation	463	276	-	739
Balance at February 28, 2025	276	10,767	3,541	14,584
Options exercised	-	(512)	-	(512)
Restricted share rights vested	(757)	-	-	(757)
Share-based compensation	488	983	-	1,471
Balance at November 30, 2025	7	11,238	3,541	14,786
Options exercised	-	(24)	-	(24)
Restricted share rights vested	(325)	-	-	(325)
Share-based compensation	342	499	-	841
Balance at February 28, 2026	24	11,713	3,541	15,278

9.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022, the Option Plan was amended and restated (the "Amended and Restated Option Plan").  The Amended and Restated Option Plan was approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 15, 2025.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2024	15,481,429	1.61
Cancelled	(150,000)	2.03
Forfeited	(12,500)	1.09
Balance at February 28, 2025	15,318,929	1.60
Granted	3,047,000	1.88
Exercised	(1,091,984)	1.30
Forfeited	(82,500)	1.22
Expired	(1,925,000)	2.82
Balance at November 30, 2025	15,266,445	1.53
Granted	250,000	2.16
Exercised(1)	(65,000)	1.14
Expired	(25,500)	1.72
Balance at February 28, 2026	15,425,945	1.54

(1)

During the three months ended February 28, 2026, the Company issued 25,962 common shares at a weighted average trading price of $1.91. The Common shares were issued pursuant to the exercise of 65,000 share options on a net exercise basis, of which 25,962 common shares were issued.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions(1):

Three months ended February 28, 2026
Risk-free interest rate	2.47%
Expected life (years)	2.87
Expected volatility	44.53%
Expected dividend yield	0.00%
Estimated forfeiture rate	5.60%
(1)	There were no options granted during the three months ended February 28, 2025.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable as of February 28, 2026, are as follows:

			Options Outstanding			Options Exercisable
Exercise Prices			Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$1.09	-	$1.18	3,000,000	1.09	2.65	3,000,000	1.09	2.65
$1.19	-	$1.59	2,967,500	1.22	3.47	2,317,500	1.22	3.39
$1.60	-	$1.72	3,818,000	1.60	1.74	3,818,000	1.60	1.74
$1.73	-	$1.89	2,442,500	1.83	0.70	2,442,500	1.83	0.70
$1.90	-	$2.34	3,197,945	1.96	4.56	930,695	1.97	4.08
			15,425,945	1.54	2.67	12,508,695	1.48	2.23

The amount of share-based compensation expense recognized for Options during the three months ended February 28, 2026, was $499 (February 28, 2025: $276), using the Black-Scholes option pricing model.

9.4	Restricted Share Rights

The Company's restricted share rights plan (the "RSRP") was approved by the Board on November 27, 2018, and amended and restated on March 28, 2025. Pursuant to the terms of the RSRP, the Board may designate directors, senior officers, employees and consultants of the Company, eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSRP was approved by the Company's shareholders in accordance with its terms at the Company's Annual General and Special Meeting held on May 15, 2025.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company settles the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of common shares from treasury.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2024	765,165	1.19
Vested(1)	(172,049)	1.19
Balance at February 28, 2025	593,116	1.19
Granted	379,840	1.94
Vested(1)	(616,770)	1.23
Forfeited	(6,500)	1.19
Balance at November 30, 2025	349,686	1.94
Vested(2)	(73,420)	1.94
Forfeited	(2,275)	1.94
Balance at February 28, 2026	273,991	1.94

(1)

During the three months ended February 28, 2026, 418,750 RSRs, which vested during the year ended November 30, 2025, were net settled, resulting in the issuance of 195,329 GoldMining Shares, with the remaining RSRs used to settle payroll withholding taxes.

(2)

Subsequent to quarter end, 73,420 RSRs, which vested during the three months ended February 28, 2026, were net settled, resulting in the issuance of 57,445 GoldMining Shares, with the remaining RSRs used to settle payroll withholding taxes.

The amount of share-based compensation expense recognized for RSRs during the three months ended February 28, 2026, was $342 (February 28, 2025: $463).

10.	Non-Controlling Interests

10.1	U.S. GoldMining equity transactions

As at February 28, 2026, GoldMining held 9,878,261 U.S. GoldMining Shares, or approximately 74.2% of U.S. GoldMining's outstanding common shares, and 122,490 U.S. GoldMining Warrants, and has common management of U.S. GoldMining. The Company concluded that subsequent to U.S. GoldMining's Offering, it has control over U.S. GoldMining and as a result, continues to consolidate the entity. U.S. GoldMining's earnings and losses are included in GoldMining's consolidated statements of comprehensive income (loss), with net loss and comprehensive loss attributable to U.S. GoldMining separately disclosed as being attributable to NCI. The NCI in U.S. GoldMining's net assets is reflected in the condensed consolidated interim statements of financial position and the condensed consolidated interim statements of changes in equity. The NCI in these condensed consolidated interim financial statements of $2,514 as at February 28, 2026, solely relates to U.S. GoldMining.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following table shows the assets and liabilities of U.S. GoldMining:

February 28
2026
($)
Assets
Cash and cash equivalents	8,824
Restricted deposits	59
Prepaid expenses and deposits	248
Other assets	85
Land, property and equipment	1,502
Exploration and evaluation assets	77
10,795

Liabilities
Accounts payable and accrued liabilities	694
Withholding taxes payable	247
Rehabilitation provisions	454
Lease liability	115
1,510

Refer to segmented information Note 13 for a breakdown of U.S. GoldMining's net loss.

The following table summarizes U.S. GoldMining's cash flow activities during the three months ended February 28, 2026 and 2025:

	For the three months ended	For the three months ended
	February 28, 2026	February 28, 2025
	($)	($)
Cash used in operating activities	(1,560)	(1,387)
Cash used in investing activities	(59)	-
Cash generated from financing activities	413	161

Effect of exchange rate changes on cash	(223)	172

Net decrease in cash and cash equivalents and restricted cash	(1,429)	(1,054)
Cash and cash equivalents and restricted cash
Beginning of period	10,253	5,666
End of period	8,824	4,612

U.S. GoldMining At-the-Market Equity Program

On May 15, 2024, U.S. GoldMining entered into an At-the-Market Offering Agreement with a syndicate of agents for an ATM facility (the " U.S. GoldMining ATM Program"). Pursuant to the U.S. GoldMining ATM Program, U.S. GoldMining could originally sell up to US$5.5 million of U.S. GoldMining Shares from time to time through the sales agents. A fixed cash commission rate of 2.5% of the gross sales price per share sold under the U.S. GoldMining ATM Program was payable to the agents in connection with any such sales.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

On September 30, 2025, U.S. GoldMining filed a prospectus supplement to increase the maximum number of U.S. GoldMining Shares, issuable pursuant to the U.S. GoldMining Offering Agreement. Pursuant to the increased offering, U.S. GoldMining can sell up to US$7.6 million of U.S. GoldMining Shares from time to time through the sales agents, which does not include the U.S. GoldMining Shares having an aggregate gross sales price of approximately US$4.8 million that were sold pursuant to the U.S. GoldMining ATM Program prior to September 30, 2025. The securities that may be offered under the U.S. GoldMining ATM Program have not been, and will not be qualified by a prospectus for the offer or sale to the public in Canada under applicable Canadian securities laws.

During the three months ended February 28, 2025, U.S. GoldMining sold 9,877 common shares under the U.S. GoldMining ATM Program, for gross proceeds of $181 (US$0.13 million). As a result, the Company recorded a dilution gain in equity of $142, or $138 net of agents' fees and issuance costs.

During the three months ended February 28, 2026, U.S. GoldMining sold 30,979 common shares under the U.S. GoldMining ATM Program, for gross proceeds of $436 (US$0.32 million). As a result, the Company recorded a dilution gain in equity of $309, or $299 net of agents' fees and issuance costs.

10.2	U.S. GoldMining Stock Options

On February 6, 2023, U.S. GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards.

The following outlines the movements in U.S. GoldMining's stock options:

	Number of Options	Weighted Average Exercise Price (US$)
Balance at November 30, 2024	185,550	10.00
Granted	140,500	10.00
Exercised	(20,000)	10.00
Forfeited	(2,500)	10.00
Balance at February 28, 2025	303,550	10.00
Exercised	(13,750)	10.00
Forfeited	(10,000)	10.00
Balance at November 30, 2025	279,800	10.00
Granted	145,500	9.40
Forfeited	(5,800)	9.79
Balance at February 28, 2026	419,500 (1)	9.79

(1) As at February 28, 2026, outstanding U.S. GoldMining stock options have a weighted average remaining contractual life of 3.72 years.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The fair value of U.S. GoldMining stock options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended February 28, 2026	Three months ended February 28, 2025
Share price at grant date	US$9.40	US$8.74
Risk-free interest rate	3.52%	4.32%
Expected life (years)	3.00	3.00
Expected volatility(1)	56.32%	55.45%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.00%	0.00%

(1) As there was limited trading history of U.S. GoldMining's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector U.S. GoldMining operates over a period similar to the expected life of the stock options.

During the three months ended February 28, 2026, U.S. GoldMining recognized a share-based compensation expense of $365 (February 28, 2025: $291) for stock options granted.

10.3	U.S. GoldMining Restricted Shares

On September 23, 2022, U.S. GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock to certain of U.S. GoldMining's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023 and September 13, 2025.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to U.S. GoldMining without the requirement of any further consideration. As at February 28, 2026, 254,000 Restricted Shares remain outstanding and are subject to certain performance conditions.

During the three months ended February 28, 2026, U.S. GoldMining recognized a share-based compensation expense of $551 (February 28, 2025: a recovery of share-based compensation expense of $4), related to U.S. GoldMining's Restricted Shares.

10.4	U.S. GoldMining Restricted Share Units

During the year ended November 30, 2025, U.S. GoldMining granted 20,050 restricted share units ("RSUs") to certain officers, directors, and employees at a weighted average fair value of US$8.55. The RSUs vest in four equal annual instalments during the recipient's continual service with U.S. GoldMining. The compensation expense was calculated based on the fair value of the RSUs as determined by the closing value of U.S. GoldMining's common stock at the date of the grant. The compensation expense is recognized over the vesting period of the RSUs. Share-based compensation of $106 (US$0.08 million) was recognized for the three months ended February 28, 2026 (February 28, 2025: $71 (US$0.05 million)), related to U.S. GoldMining's RSUs.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines the movements in U.S. GoldMining's RSUs:

	Number of RSUs	Weighted Average Value (US$)
Balance at November 30, 2024	-	-
Granted	15,050	8.32
Balance at February 28, 2025	15,050	8.32
Granted	5,000	9.25
Vested	(10,889)	8.32
Forfeited	(600)	8.32
Balance at November 30, 2025	8,561	8.86
Granted	16,200	9.40
Vested	(4,811)	8.56
Forfeited	(500)	9.40
Balance at February 28, 2026	19,450	9.37

10.5	U.S. GoldMining Warrants

The following outlines the movements in U.S. GoldMining's common stock purchase warrants:

	Number of Warrants	Weighted Average Exercise Price (US$)
Balance at November 30, 2024 and November 30 2025	1,740,992	13.00
Exercised	(210)	13.00
Balance at February 28, 2026	1,740,782	13.00

As at February 28, 2026, outstanding U.S. GoldMining common stock purchase warrants have a remaining contractual life of 0.15 years and an expiry date of April 24, 2026.

11.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, restricted deposits, other receivables, short-term investments, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The Company's cash and cash equivalents, restricted cash, restricted deposits, other receivables, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments.

11.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

11.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations, however, management monitors its foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated financial assets are as follows:

	As at February 28,	As at November 30,
	2026	2025
	($)	($)
Assets
United States Dollar	162,343	156,047
Australian Dollar	1,566	1,313
Colombian Peso	251	307
Total	164,160	157,667

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $591.

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at February 28, 2026 would have an impact, net of tax, of approximately $11,871 on other comprehensive income for the three months ended February 28, 2026. The impact of a Canadian dollar change of 10% against the United States dollar on the Company's other financial instruments based on balances at February 28, 2026 would have an impact of $2,451 on net loss for the three months ended February 28, 2026.

11.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk is limited as it has no long-term debt. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash, restricted deposits and term deposits, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents and restricted cash are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

11.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents, restricted deposits and restricted cash in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. Substantially all of our cash and cash equivalents held with financial institutions exceeds government insured limits. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents, restricted cash and restricted deposits in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors the financial institutions where its deposits are held.

11.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at February 28, 2026, the Company has working capital (current assets less current liabilities) of $52,777.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period. U.S. GoldMining's cash and cash equivalents of $8,824 and other assets of $1,971 are not available for use by GoldMining or other subsidiaries of GoldMining (Note 10.1).

The Company has current cash and cash equivalent balances, access to its 2025 ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal.

As of February 28, 2026, the Company owns securities in the following publicly listed companies:

Equity Holdings	Exchange	Number of Securities	Fair Value(1)
U.S. GoldMining	NASDAQ	9,878,261 shares 122,490 warrants	$162.6 million (US$119.1 million)(2)
Gold Royalty Corp.	NYSE American	21,533,125 shares	$137.2 million (US$100.6 million)
NevGold	TSX-V	19,073,350 shares	$24.8 million(3)
Australian Mines Limited	ASX	84,429,563 shares	$1.6 million (AUD$1.5 million)
Galleon Gold Corp.	TSX-V	100,000 shares	$0.1 million
(1)	Fair values based upon the closing price of the applicable securities as of February 28, 2026.
(2)	Includes fair value of warrants held by the Company.
(3)	Standstill agreement in place until February 27, 2027 (Note 5).

GoldMining believes that, taking into account its cash on hand, ability to enter into future borrowings collateralized by the U.S. GoldMining, GRC, NevGold, AUZ and Galleon shares, and access to its 2025 ATM Program, it will be able to meet its working capital requirements for the next twelve months commencing from the date that the condensed consolidated interim financial statements are issued.

11.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its short-term and long-term investments (the "Equity Investments").  The Company does not actively trade its Equity Investments.  The share prices of Equity Investments are impacted by various underlying factors including commodity prices.  Based on the Company's Equity Investments held as at February 28, 2026, a 10% change in the share prices of its Equity Investments would have an impact, net of tax, of approximately $14,162 on other comprehensive income for the three months ended February 28, 2026.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

12.	Related Party Transactions

12.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

●

During the three months ended February 28, 2026, the Company incurred $3 (three months ended February 28, 2025: $4) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairmen.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended February 28, 2026, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

12.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three months ended February 28, 2026:

	For the three months ended
	February 28,	February 28,
	2026	2025
	($)	($)
Management fees	51	48
Director and officer fees	115	117
Share-based compensation	994	524
Total	1,160	689

As at February 28, 2026, $24 was payable to key management personnel for services provided to the Company (November 30, 2025: $267). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

13.	Segmented Information

The Company conducts its business in the acquisition, exploration and development of mineral properties as two operating segments, with U.S. GoldMining being one distinct operating segment, and all other subsidiaries, or "Others" being the second operating segment. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets
	As at February 28,	As at November 30,
	2026	2025
	($)	($)
Canada	145,572	156,661
Colombia	30,568	31,308
Brazil	12,837	12,665
Peru	7,279	7,452
United States	2,467	2,291
Total	198,723	210,377

	Total operating loss
	For the three months ended
	February 28, 2026	February 28, 2025
	($)	($)
Canada	3,440	3,401
United States	2,316	1,525
Brazil	994	283
Colombia	506	356
Peru	29	20
Total	7,285	5,585

The Company's total assets, liabilities, operating loss and net loss for its two operating segments, U.S. GoldMining and others are detailed below:

	Total assets		Total liabilities
	As at February 28,	As at November 30,	As at February 28,	As at November 30,
	2026	2025	2026	2025
	($)	($)	($)	($)
U.S. GoldMining(1)	11,796	12,891	1,509	1,284
Others(2)	242,422	225,070	8,560	7,078
Total	254,218	237,961	10,069	8,362

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended February 28, 2026			For the three months ended February 28, 2025
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Operating expenses
Consulting fees	-	108	108	10	58	68
Depreciation	66	23	89	64	24	88
Directors' fees, employee salaries and benefits	186	627	813	168	427	595
Exploration expenses	493	1,085	1,578	144	387	531
General and administrative	584	1,603	2,187	922	1,096	2,018
Professional fees	226	421	647	189	762	951
Share-based compensation	1,021	842	1,863	358	739	1,097
Share of loss on investment in associate	-	-	-	-	232	232
Share of loss on investment in joint venture	-	-	-	-	5	5
	2,576	4,709	7,285	1,855	3,730	5,585
Operating loss	(2,576)	(4,709)	(7,285)	(1,855)	(3,730)	(5,585)

Other items
Interest income	85	138	223	51	35	86
Other expenses	(8)	(9)	(17)	(9)	(6)	(15)
Net foreign exchange gain (loss)	(3)	(417)	(420)	(1)	45	44
Net loss for the period before taxes	(2,502)	(4,997)	(7,499)	(1,814)	(3,656)	(5,470)
Current income tax recovery (expense)	-	-	-	(5)	122	117
Deferred income tax recovery	-	253	253	-	462	462
Net loss for the period	(2,502)	(4,744)	(7,246)	(1,819)	(3,072)	(4,891)

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada.

14.	Commitments

Boa Vista Joint Venture Project

On July 1, 2025, Cabral Resources Limited, the Company's wholly-owned subsidiary ("Cabral"), and the Company's joint venture partner, Majestic D&M Holdings LLC ("Majestic"), entered into a binding term sheet for an earn-in agreement (the "Earn-In Agreement") with Australian Mines Limited, pursuant to which, among other things, Cabral and Majestic granted AUZ the right to acquire up to an 80% interest in the Company's Boa Vista Gold Project ("Boa Vista Project"), located in the Tapajós Gold Province, Pará State, Brazil.

Under the terms of the Earn-In Agreement, AUZ may acquire 51% of the project by, among other things, incurring minimum exploration expenditures of $4,368 (AU$4.5 million) on or before August 28, 2028 and making three annual cash payments to the Company of $0.25 million each during such period. Additionally, AUZ must issue to Cabral $971 (AU$1 million) of AUZ shares based on the volume weighted average volume of such shares for the 20-days preceding the applicable notice of exercise of such option. The Company is to receive 84.05% of such consideration in accordance with its proportionate interest in the project.

AUZ may earn an additional 19% interest in the project after exercising its initial option by incurring minimum annual expenditures of AU$1 million on the project and completing a feasibility study demonstrating at least 250,000 ounces of mineral reserves within three years of exercising its initial option. Within 90 days of exercise of such additional option, AUZ may earn an additional 10% interest in the project by either (at the Company's option) providing certain anti-dilution rights and making a payment to the Company of the greater of $4,853 (AU$5 million) and an amount based on the value of the then-current mineral resource at the project, with measured, indicated and inferred resources valued at AU$20, AU$15 and AU$2.50 per ounce, respectively (less 300,000 ounces in the case of inferred resources).

The rights to the Boa Vista Project are 100% held by Golden Tapajós Mineração Ltda. ("GT"), a Brazil limited company owned and operated by Boa Vista Gold Inc. ("BVG"), a joint venture company owned 84.05% by Cabral and 15.95% by Majestic.

If the option is exercised in full, the Company will retain a 20% interest in the Boa Vista Project at such time.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2026 and November 30, 2025
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Surubim Project

Altoro Agreement– Surubim Property

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Gold-Copper Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In December 2023, the Company received the fully executed resolution from the mining authority approving the integration of both concession contracts into a single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020, September 27, 2022, May 10, 2024, September 13, 2024, October 9, 2025 and March 5, 2026, the Company's subsidiary can acquire surface rights over a portion of the La Garrucha concession by making a final payment of US$100,000 on or before June 30, 2026.

Whistler Project

Subsequent to the quarter ended February 28, 2026, U.S. GoldMining entered into an agreement with a technical consultant for the management and execution of an exploration program for the Whistler Project in 2026, which may be adjusted, paused, postponed or terminated by either party with 30 days written notice.

Yarumalito Project

As part of the approved Programa de Trabajo y Obras, the Company has the commitment with Agencia Nacional de Minería to complete a drilling campaign of 1,200 meters in 2026.

The following table summarizes the Company's contractual obligations (excluding commitments for long-term leases disclosed as lease liabilities) as at February 28, 2026, including payments due for each of the next five years and thereafter.

	Amount ($)
Due within 1 year	179
1 – 3 years	141
3 – 5 years	-
More than 5 years	-
Total	320	(1)

(1) Includes $15 related to low value assets, $76 related to short-term leases and $229 related to non-lease components of leases on the date of inception of each lease agreement.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets or non-lease components of operating leases, are disclosed as lease liabilities.